FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

HSBC Holdings plc

2) Name of director

W F Aldinger

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Abacus Corporate Trustees Limited 648,725

BNY (Nominees)Limited 1,378,974

W F Aldinger 209,447

James Capel Nominees Limited (technical interest) 11,291,751*

* Following the acquisition of Household International, Inc. ("Household") by HSBC Holdings plc, outstanding options over Household shares granted (for nil consideration) have been converted into options to acquire HSBC Holdings plc ordinary shares of US$0.50 each ("HSBC shares"). The HSBC (Household) Employee Benefit Trust 2003 ("the Trust"), has acquired HSBC shares which may be used to satisfy the exercise of these options. As a potential beneficiary of the Trust, W F Aldinger has a technical interest in all of the shares held by the Trust.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

In respect of the Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Disposal by Trustee of the HSBC Holdings Restricted Share Plan 2000 of sufficient shares to meet tax liability upon vesting of one-third of Special award made in 2003

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

110,074

10) Percentage of issued class

De minimis

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£8.21

13) Date of transaction

31 March 2004

14) Date company informed

13 April 2004 (Director was made aware of transaction on 9 April 2004)

15) Total holding following this notification

13,528,897

16) Total percentage holding of issued class following this notification de minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Robert Musgrove, Assistant Secretary 020 7992 1504

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 13 April 2004

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 13, 2004